Filed Pursuant to Rule 433

Registration No. 333-132416

March 8, 2007

LINCOLN NATIONAL CORPORATION

$500,000,000 6.05% CAPITAL SECURITIES DUE 2067

Issuer:	Lincoln National Corporation (“LNC”)

Title of Securities:	6.05% Capital Securities due 2067

Ratings*:	Moody’s: Baa2 (Stable); S&P: A- (Stable); Fitch: A- (Stable); AM Best: bbb+ (Stable)

Maturity Date:	April 20, 2067

Optional Redemption:	April 20, 2017 and thereafter, in whole or in part, at par; prior thereto, in whole but not in part, including, but not limited to, upon a tax event or rating agency event, at the greater of (i) par and (ii) the make-whole redemption amount

Make-Whole Rate:	The treasury rate plus, (x) in the case of a tax event or rating agency event, 50 basis points, and (y) in the case of a redemption for any other reason, 25 basis points

Trade Date:	March 8, 2007

Settlement Date (T+3):	March 13, 2007

Interest During Fixed Rate Period:	6.05% semi-annually in arrears until April 20, 2017, payable on April 20 and October 20, commencing October 20, 2007, subject to LNC’s right to defer

Interest During Floating Rate Period:	From April 20, 2017 at a floating rate of 3-month LIBOR plus a margin of 204 basis points, payable quarterly in arrears on January 20, April 20, July 20 and October 20, subject to LNC’s right to defer

Price to Public (Issue Price):	99.728% plus accrued interest, if any, from March 13, 2007

Price to LNC:	98.728%

Share Cap:	20,000,000 shares; as described in the Prospectus Supplement dated March 8, 2007 under “Description of the Capital Securities—Alternative Coupon Satisfaction Mechanism”

Aggregate Principal Amount Offered:	$500,000,000

Format:	SEC Registered

Joint Bookrunning Managers:	Citigroup; Merrill Lynch & Co.

Joint Lead Managers:	Banc of America Securities LLC; JP Morgan; Morgan Stanley; UBS Investment Bank; Wachovia Securities

Underwriters:	Citigroup; Merrill Lynch & Co.; Banc of America Securities LLC; JP Morgan; Morgan Stanley; UBS Investment Bank; Wachovia Securities; A.G. Edwards & Sons, Inc.; ABN AMRO Bank N.V.; BNP PARIBAS Securities Corp.; BNY Capital Markets, Inc.; Calyon Securities (USA) Inc.; Comerica Securities, Inc.; Deutsche Bank Securities Inc.; Fifth Third Securities, Inc.; Greenwich Capital Markets, Inc.; HSBC Securities (USA) Inc.; KeyBanc Capital Markets, a division of McDonald Investments Inc.; NatCity Investments, Inc.; Piper Jaffray & Co.; PNC Capital Markets, Inc.; Raymond James & Associates, Inc.; SG Americas Securities, LLC; The Williams Capital Group, L.P.; Wells Fargo Securities, LLC

*	An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the capital securities should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Citigroup toll-free 1-877-858-5407 or (ii) Merrill Lynch & Co. toll-free 1-866-500-5408.

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